Exhibit 99.1

RISK FACTORS

An investment in our common stock involves significant risks, and should not be made by anyone who cannot afford to lose his or her entire investment. You should consider carefully the following risks, together with all other information contained in this prospectus, before deciding to invest in our common stock. If any of the following events or risks actually occur, our business, operating results and financial condition would likely suffer materially and you could lose all or part of your investment.

Risks Relating to Our Business

To date, we have generated only losses, which are expected to continue for the foreseeable future.

For the three months ended March 31, 2009, the years ended December 31, 2008 and 2007 and for the period from January 9, 2006 (inception) to December 31, 2006, we incurred a net loss of approximately $80.7 million, $57.5 million, $32.3 million and $3.8 million, respectively, and used cash in operations of approximately $5.9 million, $39.1 million, $23.6 million and $2.8 million, respectively, in connection with the development of our factory-installed hardware devices (the “telematics control unit” or “TCU”) and telematics system and the operations of our Networkfleet subsidiary. As a result of our historical net losses and our limited capital resources, our independent registered public accounting firm’s report on our financial statements as of and for the year ended December 31, 2008 includes an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern. As of March 31, 2009, we had unrestricted cash and cash equivalents of approximately $67.2 million (net of the $74.4 million of cash used to repurchase common stock in April 2009) and an accumulated deficit of approximately $274.6 million. There is no assurance that we will be successful in obtaining additional financing to fund our operations beyond such period. We expect our net losses and negative cash flow to continue for the foreseeable future, as we complete the development of our telematics system, make further expenditures under our various contracts and begin to incur marketing costs associated with the launch of service in automotive manufacturer vehicles in the fourth quarter of 2009. We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations nor can we assure you that we will ever generate any net income or positive cash flow.

We are completing the development of our first generation telematics product installed in vehicles and have not yet generated any revenue from our service offerings for vehicles with factory-installed hardware or from our in-Drive product offering.

To date, all of our revenues have been earned through the sale of Networkfleet’s products and services, and no revenues have been generated from services enabled by factory-installed telematics devices. We need to complete the development of certain of our operating systems before we can start commercial operation and generate revenues from our service offerings for Mercedes-Benz vehicles with factory-installed hardware or from our in-Drive aftermarket product offering. Unless we successfully complete the development of these operating systems, we will not become profitable, and an investor will likely lose money on his investment. We cannot assure you that we will successfully complete, in a cost effective or timely manner, the development of operating systems that meet automakers’ specifications or that allow us to successfully generate revenue. If we fail to do so, our business will be materially and negatively impacted.

Our success depends on the success of Mercedes-Benz with which we have a strategic relationship.

Our service offerings for vehicles with factory-installed hardware are necessarily tied to having relationships with automakers and the success of those automakers. To the extent Mercedes-Benz decreases the volume of vehicles they manufacture for the domestic market, we will have a smaller addressable customer base. We cannot control the decisions of Mercedes-Benz or any other automaker with which we develop strategic relationship regarding how many vehicles they manufacture or what lines, if any, they cease manufacturing in the face of general economic conditions, market pressures or internal financial demands. A significant decrease in actual production in the future by Mercedes-Benz may have a material and negative impact on our business.

Our key service agreement is with Mercedes-Benz and is subject to numerous risks, including early termination and prolonged reduction in production volume.

We currently have a service agreement to provide our telematics solution to Mercedes-Benz vehicles and expect to generate significant future revenues from this agreement. We have a long-term contract with Mercedes-Benz pursuant to which it has agreed to install telematics devices in its vehicles and permit us to exclusively provide telematics services to its new customers. If we are unable to meet performance requirements of the contract and subsequently lose the Mercedes-Benz relationship, it would have a material adverse impact on our business and prospects. If Mercedes-Benz materially lowers its production volume for a prolonged period of time and we did not obtain additional customers or offsetting sources of revenue, our growth prospects would be materially harmed. Our prospects and future revenues may be negatively impacted by a prolonged contraction of demand for the vehicles produced by Mercedes-Benz.

There can be no assurances we will execute a telematics services contract with an additional automaker which could adversely affect our growth prospects.

Until recently, we had a contract to be the telematics service provider in the United States for Old Chrysler. On April 30, 2009, Old Chrysler filed for bankruptcy protection under Chapter 11 of the United States bankruptcy code. On June 10, 2009, substantially all of Old Chrysler’s assets were sold to New Chrysler. At a hearing held on July 16, 2009, Old Chrysler rejected certain contracts, including our telematics services contract with Old Chrysler, and therefore, our contract was terminated. We had been in negotiations with New Chrysler concerning a new telematics services agreement. However, the parties recently reached an impasse in the negotiations, and as a result, we discontinued working with New Chrysler to deploy our hardware and launch our services in the fourth quarter of 2009 as previously planned. Business with New Chrysler was a potential source of future growth. If we do not sign an additional agreement with another automaker or do not establish additional lines of business or otherwise expand our existing business, our growth prospects could be materially adversely affected.

Our business and growth may be significantly impacted by events in the overall global economy. Automakers, particularly United States automakers, are facing significant financial and structural challenges, and the automotive industry in general is undergoing a period of reorganization, the effects of which are difficult to predict.

A significant portion of our business depends on the willingness of automakers to install our products in their vehicles. The business and the results of the automotive industry are tied to industry and general economic conditions. The global economic recession, as well as the continued credit crisis and related turmoil in the global financial system, has had and will continue to have an impact on the business and financial condition of the automakers. Continuing and new and unforeseen effects of global economic events could have a material adverse impact on our customers, causing them to fail to meet their obligations to us. Also, we are subject to the risks arising from changes in legislation and government regulation associated with any such recession or economic slowdown. Any of these events could negatively impact our business, results of operations, and financial condition. If this recession becomes a prolonged economic crisis, it will likely have a material adverse effect on our results of operations.

Old Chrysler and General Motors each filed for bankruptcy protection, and recently emerged. New Chrysler’s organizational structure has been significantly changed from that of Old Chrysler. At the same time, the number of vehicles sold industry-wide declined dramatically in the last six months of 2008 compared to the last six months of 2007, a decline which has continued significantly in the first half of 2009. The U.S. domestic automobile industry may be further negatively impacted by conditions such as increases in costs, government regulations, disruptions of supply, shortages of raw materials, labor disputes or by global and local economic conditions, including increases in the rate of unemployment, changes in consumer confidence levels, the availability of credit and the availability and cost of fuel. To the extent an automaker with which we have a contract faces adverse conditions resulting in a decrease in production volume, our business may be negatively affected. To the extent the automotive industry in general faces adverse conditions, automakers may be less willing to enter into contracts with us, which would have a negative impact on the growth of our business. Furthermore, economic conditions may cause subscribers to services offered by us to reduce or stop their use of such services, resulting in decreased revenues for us. We also may experience delays or losses with respect to the collection of payments due from customers in the automotive industry experiencing financial difficulties. Adverse business or financial conditions affecting individual automotive manufacturers or their suppliers or the automotive industry generally, including potential additional bankruptcies of automotive companies and their suppliers, as well as market disruption that could result from future consolidation in the automotive industry, could have a material adverse effect on our business.

We must meet certain developmental milestones and provide certain levels of service upon product launch.

Our agreement with Mercedes-Benz requires us to meet certain developmental milestones and to maintain certain minimum service level standards. The agreement may be terminated by Mercedes-Benz upon a material breach by us, including upon our failure to meet certain of the developmental milestones or to satisfy the required service levels. As our operating systems are still being tested and developed, we may not be able to meet the requirements or our obligations under the agreements. To the extent we fail to meet our material obligations under the contract and it is terminated, our business and prospects would be severely impaired.

Competition for telematics service contracts with automakers is significant.

While we have entered into an exclusive relationship with Mercedes-Benz to provide specified telematics services to new vehicles manufactured by Mercedes-Benz for the United States market starting in November 2009, competition for new contracts to provide services similar to our services is significant. Certain of our current and potential competitors, including OnStar, could also have significantly greater name recognition and financial, marketing, management and other resources than we do. They may be able to respond more quickly to changes in customer preferences or devote greater resources to developing and promoting their service offerings. We cannot guarantee that we can maintain our competitive position relative to our current and potential competitors, especially those with greater financial, marketing, management and other resources than we will have.

Competition for subscribers could negatively affect our business.

Indirectly, certain of our services compete with services provided by wireless devices such as cellular telephones and carriers of mobile communications, as well as aftermarket telematics providers. As wireless providers in the U.S. market complete their service build-out for location-based services, this competition may increase significantly or could jeopardize the commercial viability of certain of our services. Consumers may opt for certain services offered by wireless carriers, such as navigation, despite the scope of our service offerings, rather than those offered by us. In addition, starting in November 2009, while we will be the exclusive telematics service provider to Mercedes-Benz for all new Mercedes-Benz vehicles sold in the United States, we expect to have to compete with the incumbent service provider, ATX Group, Inc. (“ATX Group”), for legacy Mercedes-Benz customers. Although Mercedes-Benz supports us as the provider of choice for such legacy customers, there can be no assurance that we will be successful in converting such customers at the rates we expect or without incurring material additional costs.

We have significant indebtedness, the terms of which limit the operation of our business, and a failure to generate significant cash flow could render us unable to service such obligations.

As of March 31, 2009, we had outstanding long-term indebtedness with an aggregate principal balance of approximately $85.4 million, consisting of $67.6 million of senior secured term indebtedness issued under a credit facility and $17.8 million of senior subordinated unsecured promissory notes. While we may elect to pay in kind the interest accrued on the senior secured term indebtedness until March 31, 2010 and on the senior subordinated unsecured promissory note until the October 1, 2013 maturity date (i.e., with such accrued interest being added to the outstanding principal balance of the term indebtedness), after March 31, 2010 and until the March 31, 2013 maturity date of the senior secured term indebtedness, the accrued interest must be paid in cash.

In addition, the senior secured term indebtedness bears variable interest at a rate equal to, at our option, (i) 11% plus the greater of the London Interbank Rate (“LIBOR”) or 3% (pursuant to an agreement with one of the senior secured note holders, the interest rate on senior secured term indebtedness with a principal amount of $5.0 million cannot exceed 14%) or (ii) 10% plus the prime lending rate. In the event interest rates rise, the result would be higher interest costs for us. Our ability to service this indebtedness will be dependent on our ability to generate cash from internal operations or raise equity sufficient to make required payments on such indebtedness. Our business may not generate sufficient cash flow from operations, and future borrowings may not be available to us under credit facilities in an amount sufficient to enable us to pay this indebtedness and fund operating and liquidity requirements. We may need to refinance all or a portion of this indebtedness on or before maturity; however, we may not be able to refinance any of this indebtedness on commercially reasonable terms, or at all.

Furthermore, the senior secured credit facility contains restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. An event of default, including from the failure to comply with the covenants or from the termination of the Mercedes-Benz contract, could, if not cured or waived, result in the acceleration of all of our outstanding indebtedness.

We may require additional financing to fund our operations and execute our business plan.

We cannot assure you that our net losses and negative cash flow will not accelerate and surpass our expectations, potentially significantly, nor can we assure you that we will ever generate any net income or positive cash flow. In light of these net losses and our negative cash flow, we may be required to raise additional capital in the future. This additional financing may take the form of loans under a new credit facility, the issuance of bonds or other types of debt securities, the issuance of equity securities or a combination of the foregoing. Any such financing must either comply with the covenants of our credit facility, or we will need to obtain waivers from our lenders. Our credit facility contains covenants that restrict our ability to incur debt and will require mandatory prepayments from the proceeds of an equity financing. Any debt financing we obtain may impose various restrictions and additional covenants on us, which could limit our ability to respond to market conditions, provide for unanticipated capital investments or take advantage of business opportunities, and may subject us to significant interest expense. Additional equity financing may be obtained on terms that are dilutive to the interests of our existing and future stockholders. Debt or additional equity financing may not be available when needed on terms favorable to us or at all, and our failure to attract a sufficient amount of additional debt or equity capital may impair our ability to fund our operations and execute on our business plan.

Substantially all of our assets are used to collateralize our senior secured credit facility.

Our senior secured credit facility is secured by substantially all of our assets, including cash, inventory and accounts receivable. The credit agreement governing our credit facility contains various covenants that restrict our business. Noncompliance with any of the covenants without cure or waiver would constitute an event of default under the credit facility. Upon the occurrence of an event of the default under the credit facility, substantially all of our assets would be subject to liquidation by the creditors, which could result in no assets being left available to the stockholders.

Our long development and sales cycle will place considerable demands on our resources and liquidity.

We expect that it will take several years from the date we commence negotiations with an automaker to the date we are able to collect fees for the provision of services. Negotiation with an automaker regarding a commercial arrangement for services to be offered in vehicles is a long and complicated process. Once a contract is executed, our TCU, if required by the contract, may need to be further developed or modified and will need to be tested to ensure that they or other systems properly operate with that automaker’s vehicle systems. Furthermore, the manufacturing and installation schedule for the TCU must be coordinated to coincide with the automaker’s model development, manufacturing and release schedules. Even after vehicles with our factory-installed TCUs are released for sale, there may be a period of up to a year before we are able to collect fees for services provided to vehicle owners. This relatively long development and sales cycle may place considerable demands on our liquidity and capital resources for the foreseeable future.

We cannot assure you that automakers will expand service offerings beyond traditional telematics services or do so at the rates we expect.

The continued rate of integration of telematics into vehicles, including both traditional safety and security features, such as those we currently expect to be our initial consumer service offerings, and future service offerings, such as diagnostics, navigation with integrated traffic, convenience services and infotainment, is subject to uncertainty. The uncertainty concerning the rate of integration of both traditional and future telematics services stems from a number of issues including:

•	the relative early stage of the industry itself;

•	uncertainties regarding the longer-term appeal of telematics services; and

•

competitive uncertainties, including whether current or future consumer products will materially alter the industry. Consumer products that are or could become direct competition for certain services include location-enabled cellular telephones; PDAs; navigation systems; factory-installed, in-vehicle communications and entertainment systems; and aftermarket telematics equipment.

As a result of these and other issues, automakers may limit the use of telematics services utilizing factory-installed devices to traditional safety and security services, or limit deployment of future services to select brands, models or pricing categories. If automakers do not integrate telematics programs into future automobiles, our business and growth prospects will suffer.

Not all automakers should be regarded as prospects for strategic relationships, since some may resist outsourcing their telematics programs and others may not embrace our approach to telematics services.

Not all automakers will solicit the assistance of an outside service provider to perform the services component of their telematics programs and may decide instead to develop in-house telematics capabilities. If automakers in general, or potential automakers with which we are pursuing strategic relationships, in particular, conclude that the disadvantages of engaging a third-party service provider for assistance outweigh the advantages, our growth prospects will suffer. These automakers may resist using an outside telematics service provider such as us for a number of reasons, including:

•	the risks or perceived risks of providing third-party service providers with access to their proprietary technology or information;

•	a desire to retain control over all consumer-related functions;

•	concerns over the level of service to be expected from a third-party service provider and the ability to properly measure acceptable levels of service; and

•	a belief that the automaker maintains all of the necessary infrastructure, personnel, systems and other resources necessary to manage the program internally.

For those automakers that do outsource telematics, not all will ultimately embrace our approach to telematics services. As a result, not all automakers should be regarded as prospects for strategic relationships.

Failure of third-party vendors to support our efforts in a timely manner would delay the generation of revenues or could result in cancellation of our arrangements.

Although we are responsible for the design and related requirements of the TCUs, we rely to a significant degree on the support and performance of third-party vendors in connection with the development and testing of the TCU, as well as the completion of the design, development, launch and operation of our telematics system. We will also rely on third parties to manufacture our TCU. A failure by any one of these vendors to perform its obligations to us in a timely or proper manner could result in a delay in the launch of our service, a breach of our obligations to automakers or could result in the termination of our contract with Mercedes-Benz or any other future partner, which would severely impair our business and prospects. In such an instance, we could also face material liabilities to the automakers in excess of insured amounts or the contractual indemnity of the vendor.

Our business may be impaired if a third party infringes on our intellectual property rights.

Certain aspects of our service depend, in part, upon intellectual property that we have developed or will develop in the future. Monitoring infringement of intellectual property rights is difficult, and we cannot be certain that the steps we have taken will prevent unauthorized use of our intellectual property and technical know-how. If the intellectual property that we use is not adequately protected, others will be permitted to and may duplicate our service without liability. In addition, others may challenge, invalidate or circumvent our intellectual property rights, patents or existing sublicenses. In addition, some of the know-how and technology we have developed and plan to develop will not be covered by United States patents. Trade secret protection and contractual agreements may not provide adequate protection if there is any unauthorized use or disclosure. Other parties may have patents or pending patent applications which will later mature into patents or inventions which may block our ability to provide some of our services. We may have to resort to litigation to enforce our rights under license agreements or to determine the scope and validity of other parties’ proprietary rights in the subject matter of those licenses. This activity may be expensive. Also, we may not succeed in any such litigation.

We may become involved in intellectual property or other disputes that could harm our business.

Third parties, including competitors, may already have patents on inventions, or may obtain patents on new inventions in the future, that could limit our ability to provide services in the future. Such third parties may claim that our products or services infringe their patent rights and assert claims against us. In addition, we have agreed in some of our contracts, and may in the future agree in other contracts, to indemnify third parties for any expenses or liabilities resulting from claimed infringements of the proprietary rights of third parties as it relates to the services we provide. We, or third parties that we are obligated to indemnify, may receive notifications alleging infringements of intellectual property rights relating to our business, the provision of our services or the products previously sold by us. If any infringement claim is successful against us, we may be required to pay substantial damages or we may need to seek and obtain a license of the other party’s intellectual property rights. We may be required to redesign those services that use the infringed technology. Moreover, we may be prohibited from selling, using or providing our services that use the challenged intellectual property.

Rapid technological changes could make our service less attractive.

The wireless industry is characterized by rapid technological change, frequent new product innovations, changes in customer requirements and expectations, and evolving industry standards. If we are unable to keep pace with these changes, our business may be harmed. Products using new technologies, or emerging industry standards, could make our technologies less attractive. In addition, we may face unforeseen problems when developing our services which could harm our business. Because we will depend on third parties to develop technologies used in key elements of our products, more advanced technologies which we may wish to use may not be available to us on reasonable terms or in a timely manner. Furthermore, our competitors may have access to technologies not available to us, which may enable them to produce products of greater interest to consumers or automakers, or at a more competitive cost.

Systems failures or interruptions to our service may have a negative impact on our revenues, damage our reputation and decrease our ability to attract new customers to our service offering.

Our ability to provide uninterrupted service and high quality customer support will depend on the efficient and uninterrupted operation of our computer and communications systems. The systems that we expect to use to integrate the various elements of a telematics program and deliver our services will be complex and may contain undetected errors, especially when first introduced. These errors may not be discovered until after a vehicle model has been launched with our service offering or after consumers begin using the service. Any disruption of our services, computer systems or communications networks, or those of third parties we rely on, could result in the inability of consumers to receive our services for an indeterminate period of time, which could cause us to lose automakers’ confidence or revenue or to face litigation. If we experience frequent or persistent systems failures, our business and prospects may be irreparably harmed.

We may be exposed to potential liability for actual or perceived failure to provide required services.

Because consumers subscribing to our safety and security services rely on us in emergency situations, we may be exposed to potential claims for damages, including special or consequential damages, as a result of an actual or perceived failure of our safety and security services. Our failure or inability to meet a driver’s expectations in the performance of our services, or to do so in the time frame required by the driver, regardless of responsibility for such failure, could result in liability against us, harm to our business or reputation and/or discourage other automakers from integrating telematics into future vehicles or from engaging us to provide telematics services.

Our expected future growth will place a significant strain on our management, systems and resources.

Our business was formed in January 2006 and has grown quickly. In order to execute our business strategy, we will continue to experience significant growth, which will place a significant strain on our systems, processes, resources, management and other infrastructure and support mechanisms. To manage the anticipated growth of our operations, we will be required to:

•	improve existing and implement new operational, financial and management information controls, reporting systems and procedures;

•	establish relationships with additional vendors, suppliers and strategic partners and maintain existing relationships; and

•	hire, train, manage and retain additional personnel.

To the extent we are unable to assemble the personnel, controls, systems, procedures and relationships necessary to manage our future growth, if any, management resources may be diverted, and our opportunity for success may be limited.

Our inability to identify, hire and retain qualified personnel would adversely affect our business.

Our continued success will depend, to a significant extent, upon the performance and contributions of our senior management and upon our ability to attract, motivate and retain highly qualified management personnel and employees. We depend upon our key senior management to effectively manage our business in a highly competitive environment. If one or more of our key officers joins a competitor or forms a competing company, we may experience material interruptions in product development, delays in bringing products to market, difficulties in our relationships with automakers, suppliers and customers, and loss of additional personnel, which could significantly harm our business, financial condition, operating results and projected growth.

Additionally, failure to continue to attract and retain qualified management personnel could adversely affect our business and growth prospects. We compete to hire new employees, and we then must train them and develop their skills and competencies. Our operating results could be adversely affected by increased costs due to increased competition for employees, higher employee turnover or increased employee benefit costs. Any unplanned turnover could deplete our institutional knowledge base and erode our competitive advantage.

Regulations concerning consumer privacy may adversely affect our business.

Certain technologies that we currently support, or may in the future support, are capable of collecting personally-identifiable information and vehicle-specific information such as performance data and error codes. Vehicle-specific information may also reveal personally-identifiable information. We anticipate that as telematics programs continue to develop, in the future it will be possible to collect or monitor substantially more of this kind of information. A growing body of laws designed to protect the privacy of personally-identifiable information, as well as to protect against its misuse, and the judicial interpretations of such laws, may adversely affect the growth of our business. In the United States, these laws could include the Federal Trade Commission Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act and the Gramm-Leach Bliley Act, as well as various state laws and related regulations. In addition, certain governmental agencies, like the Federal Trade Commission, have the authority to protect against the misuse of consumer information by targeting companies that collect, disseminate or maintain personal information in an unfair or deceptive manner. In particular, such laws could limit our ability to collect information related to users of our services, to store or process that information in what would otherwise be the most efficient manner, or to commercialize new services based on new technologies. The evolving nature of all of these laws and regulations, as well as the evolving nature of various governmental bodies’ enforcement efforts, and the possibility of new laws in this area, may adversely affect our ability to collect and disseminate or share certain information about consumers and may negatively affect the ability of automakers or dealers to make use of that information. If we fail to successfully comply with applicable regulations in this area, our business and prospects could be harmed.

Consumer avoidance of services which collect, store or use personally-identifiable data could adversely affect our business.

Consumer sentiment regarding privacy issues is constantly evolving. Such consumer sentiment may affect the buying public’s interest in our current or future service offerings. In some cases, consumer groups and individual consumers have already begun to vigorously lobby against, or otherwise express significant concern over, the collection, storage and/or use of personally-identifiable information. Accordingly, privacy concerns of consumers may influence automakers to refrain from adopting telematics programs, especially those which involve more advanced programs, which could in turn harm the overall telematics industry or, depending on our programs, our prospects. Moreover, strong consumer attitudes often precipitate new regulations like the ones described above. If we fail to successfully monitor and consider the privacy concerns of consumers, our business and prospects would be harmed.

Risks Related to Our Organization

Apollo beneficially owns a majority of our voting stock.

Apollo may be deemed to beneficially own 60,467,284 shares of our common stock (including 45,501,064 earn-out shares), which represents approximately 72% of our voting power. Our board of directors includes four directors who are affiliated with Apollo. Because of their board representation and control of our voting power,

Apollo is able to exert considerable influence and control over us, including the appointment of management and the outcome of all matters requiring stockholder approval. Apollo may be able to cause, prevent or delay a change of control of us or a change in the composition of our board of directors and could preclude any unsolicited acquisition of us. In addition, because Apollo may substantially determine the outcome of a stockholder vote, it could deprive stockholders of an opportunity to receive a premium for their shares as part of a sale of us, and that voting control could ultimately affect the market price of our common stock.

We are a public company and, as such, are subject to the reporting requirements of federal securities laws, which are expensive and may divert resources from other projects, thus impairing our ability to grow.

We are a public reporting company and, accordingly, are subject to the information and reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and other U.S. federal securities laws, including compliance with the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). Compliance with these obligations requires significant time and resources from our management and our finance and accounting staff and increases our legal, insurance and financial compliance costs. It is time consuming and costly for us to develop and implement the internal controls and reporting procedures required by the Sarbanes-Oxley Act. Occasionally, we may need to hire additional financial reporting, internal controls and other finance and accounting personnel in order to develop and implement appropriate internal controls and reporting procedures. If we are unable to comply with the requirements of the Sarbanes-Oxley Act, then we may not be able to obtain the independent registered public accountant certifications required by the Sarbanes-Oxley Act, which may preclude us from keeping our filings with the SEC current. Non-current reporting companies are subject to various restrictions and penalties.

We must comply with Section 404 of the Sarbanes-Oxley Act in a relatively short timeframe, which will require us to document and test our internal controls over financial reporting for fiscal 2009 and beyond. Any delays or difficulty in satisfying these requirements could adversely affect our future results of operations and stock price.

Section 404 of the Sarbanes-Oxley Act requires us to document and test the effectiveness of our internal controls over financial reporting in accordance with an established control framework and to report on our management’s conclusion as to the effectiveness of these internal controls over financial reporting beginning with the fiscal year ending December 31, 2009. We will also be required to have an independent registered public accounting firm test the internal controls over financial reporting and report on the effectiveness of such controls for the fiscal year ending December 31, 2009 and subsequent years. Any delays or difficulty in satisfying these requirements could adversely affect future results of operations and our stock price. We may also incur significant costs to comply with these requirements.

We may in the future discover areas of internal controls over financial reporting that need improvement. There can be no assurance that remedial measures will result in adequate internal controls over financial processes and reporting in the future. Any failure to implement the required new or improved controls, or difficulties encountered in their implementation, could materially adversely affect our results of operations or could cause us to fail to meet our reporting obligations. If we are unable to conclude that we have effective internal controls over financial reporting, or if our independent registered public accounting firm is unable to provide an unqualified report regarding the effectiveness of internal controls over financial reporting as required by Section 404 of the Sarbanes-Oxley Act, investors may lose confidence in the reliability of our financial statements, which could result in a decrease in the value of our securities. In addition, failure to comply with Section 404 of the Sarbanes-Oxley Act could potentially subject us to sanctions or investigation by the SEC or other regulatory authorities.

Public company compliance makes it more difficult for us to attract and retain officers and directors.

The Sarbanes-Oxley Act and new rules subsequently implemented by the SEC have required changes in corporate governance practices of public companies. As we are a public company, these new rules and regulations have increased and may continue to increase our compliance costs in the future and make certain activities more time consuming and costly. As a public company, these new rules and regulations may make it more difficult and expensive for us to obtain director and officer liability insurance in the future, or we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

Risks Related to Our Common Stock

Our common stock is currently traded on the over-the-counter (OTC) Bulletin Board market, which may generally involve certain risks not present in all securities.

Our securities were delisted from the NYSE Amex (formerly the American Stock Exchange) and are currently traded on the OTC Bulletin Board, an electronic bulletin board established for unlisted securities, which could limit investors’ ability to make transactions in our securities. Although the Financial Industry Regulatory Authority, Inc. oversees the OTC Bulletin Board, market makers of bulletin board securities are unable to use electronic means to interact with other dealers to execute trades, which can cause delays in the time it takes to interact with the market place. Risks associated with trading bulletin board securities may include, among others, limited availability of order information and market data, liquidity risks, and communications risks. Furthermore, for companies whose securities are quoted on the OTC Bulletin Board, it is more difficult (1) to obtain accurate quotations, (2) to obtain coverage for significant news events because major wire services generally do not publish press releases about such companies, and (3) to obtain needed capital.

Our stock price may continue to be volatile and may decrease in response to various factors, which could adversely affect our business and cause our stockholders to suffer significant losses.

Our common stock is very illiquid, and its price has been and may continue to be volatile in the indefinite future. Since trading of our common stock on the OTC Bulletin Board began on June 8, 2009, the high and low sale prices of our common stock through August 6, 2009 were $7.50 and $2.75, respectively. The price of our stock could fluctuate widely in response to various factors, many of which are beyond our control, including the following:

•	changes in our industry or the auto industry;

•	competitive pricing pressures;

•	our ability to obtain working capital or project financing;

•	additions or departures of key personnel;

•	limited “public float” in the hands of a small number of persons, whose sales or lack of sales could result in positive or negative pricing pressure on the market price for our common stock;

•	sales of our common stock;

•	our ability to execute our business plan;

•	operating results that fall below expectations;

•	loss of any strategic relationship;

•	economic and other external factors; and

•	period-to-period fluctuations in our financial results.

In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

We have not paid dividends in the past and do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock will depend on earnings, financial condition and other business and economic factors affecting us that our board of directors may consider relevant. Further, we are significantly limited in the amount of dividends we can pay by the terms of our senior secured term indebtedness. If we do not pay dividends, our common stock may be less valuable because a return on your investment will only occur if our stock price appreciates.

There is currently a limited trading market for our common stock, and we cannot ensure that a liquid market will be established or maintained.

Trading in our common stock on the OTC Bulletin Board began on June 8, 2009, and only a limited market has developed for the purchase and sale of our common stock. We cannot predict how liquid the market for our common stock might become. Therefore, the purchase of our shares must be considered a long-term investment acceptable only for prospective investors who are willing and can afford to accept and bear the substantial risk of the investment for an indefinite period of time. Because there is a limited public market for the resale of our shares, an investor in our common stock may not be able to liquidate his investment, and our shares may not be acceptable as collateral for a loan.

If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board, which would limit the ability of broker-dealers to sell our securities and the ability of our shareholders to sell their securities in the secondary market.

Companies trading on the OTC Bulletin Board, such as us, must be reporting issuers under Section 12 of the Exchange Act, and must be current in their reports under Section 13 of the Exchange Act, in order to maintain price quotation privileges on the OTC Bulletin Board. If we fail to remain current in our reporting requirements, we could be removed from the OTC Bulletin Board. As a result, the market liquidity for our securities could be adversely affected by limiting the ability of broker-dealers to sell our securities and the ability of our shareholders to sell their securities in the secondary market.

Offers or availability for sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

If our stockholders sell substantial amounts of our common stock in the public market after the effectiveness of the registration statement of which this prospectus forms a part, or upon the expiration of any statutory holding period under Rule 144, or upon expiration of earn-out periods applicable to shares held by certain selling stockholders, or issued upon the exercise of outstanding options or warrants, it could create a circumstance commonly referred to as an “overhang” and in anticipation of which the market price of our common stock could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make it more difficult for us to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. Certain of the shares of our common stock issued to the selling stockholders upon consummation of the Merger were placed into escrow, to be released back to them if the trading price of our common stock equals or exceeds various prices between $20.00 and $30.50, at various times between the first and fifth anniversaries of March 31, 2009, which is the date the Merger closed. Following such date, all of those shares will become freely tradable, subject to securities laws.